Exhibit 21

Cost Plus, Inc.

List of Subsidiaries

Name	State of Incorporation
Cost Plus of Idaho, Inc.	Idaho
Cost Plus of Texas, Inc.	Texas
Cost Plus Management Services, Inc.	California
Cost Plus Marketing Service, Inc.	California